

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

October 13, 2009

Mr. Thomas J. Meaney
Chief Executive Officer
Mikros Systems Corporation
707 Alexander Road
Building 2, Suite 208
Princeton, New Jersey 08540

      RE:    **Mikros Systems Corporation**
               **Form 8-K dated October 1, 2009**
               **Filed October 5, 2009**
               **File No. 0-14801**

Dear Mr. Meaney:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Jeffrey Jaramillo
                      Accounting Branch Chief